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EXHIBIT 11

DUPONT PHOTOMASKS, INC.
EARNINGS (LOSS) PER SHARE COMPUTATION
(Dollars in thousands, except per share amounts)
(unaudited)

	Quarter Ended June 30, 2002
	Basic	Diluted
Weighted average shares outstanding	17,926,057	17,926,057
Dilutive effect of stock performance plans	—	194,764

	17,926,057	18,120,821

Net income	$1,741	$1,741
Earnings per share	$0.10	$0.10
	Quarter Ended June 30, 2001
	Basic	Diluted
Weighted average shares outstanding	17,806,356	17,806,356
Net loss	$(15,848)	$(15,848)
Loss per share	$(0.89)	$(0.89)
	Year Ended June 30, 2002
	Basic	Diluted
Weighted average shares outstanding	17,877,016	17,877,016
Dilutive effect of stock performance plans	—	257,704

	17,877,016	18,134,720

Net income	$4,030	$4,030
Earnings per share	$0.23	$0.22
	Year Ended June 30, 2001
	Basic	Diluted
Weighted average shares outstanding	17,393,505	17,393,505
Dilutive effect of stock performance plans	—	462,234
Dilutive effect of convertible notes	—	705,816

	17,393,505	18,561,555

Net income	$15,118	$15,118
Dilutive effect of convertible notes	—	274

	$15,118	$15,392

Earnings per share	$0.87	$0.83
	Year Ended June 30, 2000
	Basic	Diluted
Weighted average shares outstanding	15,547,538	15,547,538
Dilutive effect of stock performance plans	—	679,162

	15,547,538	16,226,700

Net income	$26,100	$26,100
Earnings per share	$1.68	$1.61

        We had outstanding anti-dilutive commitments under our stock performance plans covering 10,500, 1,189,243 and 2,128,690 shares at June 30, 2000, 2001 and 2002, respectively. For the year ended June 30, 2002, the effect of the convertible notes was not included in the computations of diluted EPS because the effect of including the convertible notes would have been anti-dilutive.

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  EXHIBIT 11
DUPONT PHOTOMASKS, INC. EARNINGS (LOSS) PER SHARE COMPUTATION (Dollars in thousands, except per share amounts) (unaudited)